Exhibit 20.2

March 19, 1996

Dear Stockholder:

      The annual stockholders' meeting held on March 11, 1996 at the Venus De Milo Restaurant in Swansea, Massachusetts was well attended. We sincerely appreciate your overwhelming support in the adoption of the incentive stock option plan and the increase in authorized shares from 3,000,000 to 5,000,000. During the meeting, Senior Management and the Board of Directors of Weetamoe Bancorp emphasized their commitment to the improvement of overall shareholder value through increased earnings and possible expansion into other market areas.

      Recently, we received a request to submit a bid for the National Bank of Fairhaven. Upon approval by your Directors, Weetamoe Bancorp entered into a confidentiality agreement; and following an evaluation of the quality of assets, liabilities, profitability, and the market area of the National Bank of Fairhaven, a cash offer was made.

      Your Board is pleased to announce that the offer was accepted by the stockholders of Fairbank Inc., and that both parties have signed a letter of intent to have Slade's Ferry Bank purchase Fairbank Inc. (National Bank of Fairhaven).

      The National Bank of Fairhaven is a $65 Million bank with a main office located at Huttleston Avenue in Fairhaven, and a small branch located in Walgreens at Pleasant Street in New Bedford, Massachusetts. The bank draws its customers from Fairhaven, New Bedford, Acushnet, Mattapoisett,
Dartmouth, Marion, Rochester and other outlying communities. The bank would become branches of the Slade's Ferry Bank, with combined assets of approximately $300 Million. It is anticipated that the acquisition will not be completed until September, pending regulatory approval.

      We are excited about the opportunity to extend the delivery of our financial services to the greater New Bedford marketplace. This acquisition will increase our ability to grow the franchise and provide greater shareholder value to you. We welcome our new employees and customers to our family, and pledge to them the same level of service and community support that we have become known for.

Sincerely,



James D. Carey
Executive Vice President